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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

K-Tel International, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

482724 20 0

(CUSIP Number)

Mark S. Weitz, Esq., Leonard, Street and Deinard, P.A., 150 South Fifth Street,
Suite 2300, Minneapolis, Minnesota  55402
(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482724 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip Kives

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,502,553(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,502,553(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,502,553(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 61.9%

14.	Type of Reporting Person (See Instructions) IN

(1)  See footnotes in Item 5(a) and (b) regarding stock ownership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K-5 Leisure Products, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,474,278

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,474,278

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,474,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 54.7%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). National Developments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 325,336

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 325,336

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) CO

Introduction.

The reporting persons are filing this Schedule 13D amendment, which amends the reporting persons’ Schedule 13D filed March 5, 2003, to report current aggregate holdings in K-Tel International, Inc. (the “Issuer”).  Philip Kives beneficially own the shares covered by this Schedule 13D personally and through entities he controls.  On November 13, 2003, Mr. Kives was granted an option to purchase up to 1,702,939 shares of the Issuer’s common stock at an exercise price of $.08 per share.  On November 26, 2003, K-5 Leisure Products, Inc. adopted a Trading Plan under SEC Rule 10b5-1(c) for the acquisition of up to 1,400,000 shares of the Issuer’s common stock.

Item 1.	Security and Issuer.
Common Stock, $.01 par value per share K-Tel International, Inc., a Minnesota corporation 2655 Cheshire Lane North, Suite 100 Plymouth, Minnesota 55447
Item 2.	Identity and Background.
Item 2.(a).	Name of Person Filing.
	(i)	Philip Kives
	(ii)	K-5 Leisure Products, Inc., a Nevada corporation
	(iii)	National Developments Ltd., a Manitoba corporation
Item 2(b).	Business Address.
	(i), (ii) & (iii)	220 Saulteaux Crescent Winnipeg, Manitoba R32 3W3 Canada
Item 2(c).	Present Principal Occupation.
	(i)	Chairman and Chief Executive Officer of K-Tel International, Inc. 2655 Cheshire Lane North, Suite 100 Plymouth, Minnesota 55447
	(ii)	Investment and wholesale distribution
	(iii)	Holding company and rental property investment and development
Item 2(d).	Conviction of Criminal Proceeding in Last Five Years.
	(i), (ii) & (iii)	None
Item 2(e).	Conviction of Civil Proceeding in Last Five Years.
	(i), (ii) & (iii)	None
Item 2(f).	Citizenship.
	(i)	Canada
	(ii)	Nevada corporation
	(iii)	Manitoba corporation

Item 3.	Source and Amount of Funds or Other Consideration.

Except as described below, all of the shares were acquired by the reporting persons with working capital and/or personal funds in market transactions at fair market value at the time of each transaction.

1,060,061 of the shares currently owned by K-5 Leisure Products, Inc. (a company wholly-owned, indirectly, by Mr. Kives) were originally acquired by exercise of Mr. Kives’ options through an intermediate company (also wholly-owned by Mr. Kives) for Canadian tax planning purposes (for more information on the purpose of this transaction, see Item 6).  K-5 Leisure Products, Inc. loaned the intermediate company funds to exercise the options.  Subsequently, the intermediate company defaulted on the loans and tendered the shares acquired upon exercise of such options to K-5 Leisure Products, Inc. as the sole security for the defaulted loans.

The shares currently owned by National Developments Ltd. were acquired during the Chapter 11 reorganization of the Issuer in 1985 in National’s capacity as an unsecured creditor of the Issuer.
The 1,702,939 stock options granted to Mr. Kives on November 13, 2003 were granted without any cash consideration from Mr. Kives to the Issuer.
Item 4.	Purpose of Transaction.

Philip Kives, one of the reporting persons, is the founder and principal shareholder of the Issuer and has acquired shares personally and through K-5 Leisure Products, Inc. and National Developments Ltd., his wholly-owned entities, to increase his equity position, assist the Issuer with its capital requirements and to maintain his control of the Issuer.  Mr. Kives will continually evaluate his position to determine what, if any, actions to take with respect to his ownership position.

On November 26, 2003, K-5 Leisure Products, Inc. adopted a Trading Plan intended to comply with Rule 10b5-1(c)(10) of the Securities Exchange Act of 1934, as amended.  The Trading Plan directs K-5 Leisure Products, Inc.’s broker to acquire up to an aggregate of 1,400,000 shares of the Issuer’s common stock from time to time when shares are available for purchase at less than the price designated in the Trading Plan.

It should be noted that the possible activities of the reporting persons are subject to change at any time.  Except as set forth above, the reporting persons have no present plans or proposals that would result in or relate to any of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Items 5(a) and (b).	Aggregate Number and Percentage of Class of Securities.

As of the date of this statement, the reporting persons beneficially own the number of shares of common stock set forth below.  The percentages set forth below represent the percentages of the outstanding shares of common stock (based on a total of 13,653,738 shares of common stock outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003) beneficially owned by the reporting persons.

Philip Kives	9,502,553	(1)(2)	(61.9)%
Sole Voting Power:	9,502,553	(1)(2)
Shared Voting Power:	-0	-
Sole Dispositive Power:	9,502,553	(1)(2)
Shared Dispositive Power:	-0	-

K-5 Leisure Products, Inc.	7,474,278		(54.7)%
Sole Voting Power:	7,474,278
Shared Voting Power:	-0	-
Sole Dispositive Power:	7,474,278
Shared Dispositive Power:	-0	-

National Developments Ltd.	325,336		(2.4)%
Sole Voting Power:	325,336
Shared Voting Power:	-0	-
Sole Dispositive Power:	325,336
Shared Dispositive Power:	-0	-

(1) Philip Kives beneficially owns 7,474,278 shares of common stock through K-5 Leisure Products, Inc. and 325,336 shares of common stock through National Developments Ltd.

(2) Philip Kives beneficially owns 1,702,939 vested options to purchase shares of common stock.  See Item 5(c) for more detail on these options.

Item 5(c).	Transactions Effected Within the Last 60 Days.

The options reported in the reporting persons’ original Schedule 13D were terminated and surrendered to the Issuer on March 18, 2003.  On November 13, 2003, the Issuer granted Mr. Kives an option to purchase up to 1,702,939 shares of the Issuer’s common stock at $0.08 per share.

Item 5(d).	Additional Interested Persons.
Not applicable
Item 5(e).	Ownership of Less than Five Percent.
Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable
Item 7.	Material to Be Filed as Exhibits.
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2003

K-5 LEISURE PRODUCTS, INC.

	/s/ P. Kives	By:	/s/ P. Kives
Philip Kives		Its:	President

NATIONAL DEVELOPMENTS LTD.

By:	/s/ P. Kives
Its:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to K-Tel International, Inc. is being filed on behalf of each of the undersigned.

Dated: November 26, 2003

K-5 LEISURE PRODUCTS, INC.

	/s/ P. Kives	By:	/s/ P. Kives
Philip Kives		Its:	President

NATIONAL DEVELOPMENTS LTD.

By:	/s/ P. Kives
Its:	President